Mail Stop 03-05
      April 11, 2005
Mr. G. Marc Baumann
Chief Financial Officer
Standard Parking Corporation
900 N. Michigan Avenue
Chicago, IL 60611

      Re: Standard Parking Corporation
          File No. 000-50796
          Form 10-K for the year ended December 31, 2004

Dear Mr. Baumann:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within this document. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

	Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


Selected Financial Data, page 15
1. We note that you present gross customer collections in your table of selected financial data. This disclosure represents a non-GAAP financial measure and, in light of the issuance of FR-65, it appears that your presentation of gross customer collections is not appropriate. In this regard, we believe this non-GAAP financial measure cannot be reconciled, as required by FR-65, because the daily cash collections under management contracts are not reflected in your financial statements. Generally, non-GAAP financial measures exclude one or more "non-recurring" items or can be calculated using elements derived from financial presentations. Please revise future filings to remove the non-GAAP gross customer collections from the table of selected financial data. We would not, however, object to a discussion of these collections in a footnote to the table or in MD&A provided the discussion is made in context of explaining how your liquidity is affected from the gross amount of customer collections.

Management`s Discussion and Analysis, page 16

Fiscal 2004 vs. Fiscal 2003, page 18
2. Please expand to discuss the factors contributing to changes in your revenues and expenses. Specifically, provide a detail analysis of the factors that contributed to the increase in same location revenue, and the factors contributing the changes in each of your expense categories. Refer to the guidance in Item 303 of Regulation S-K and the MD&A Interpretive Releases (Section 501 of the
Financial Reporting Codification.)

Liquidity and Capital Resources, page 22

Guarantor Payments, page 24
3. Please provide all of the disclosures required by paragraph 13 of FIN 45.

Summary Disclosures about Contractual Obligations and Commercial Commitments, page 25
4. We note your table presenting your contractual obligations. Because the purpose of the table is to clearly show your future cash requirements, we believe that you should include scheduled interest payments in the table given the materiality of your interest. If certain interest rates are unknown, management may use its judgment in determining an appropriate methodology to estimate the interest payments, e.g., apply the currently applicable interest rate to calculate the value of future payments (and disclose the methodology utilized.)

Consolidated Financial Statements, page 40

Note A: Significant Accounting Policies, page 46

Principles of Consolidation, page 46
5. Refer to page 12, parking facilities. Please provide your evaluation of the joint ventures as potential variable interest entities under FIN 46(R). Specifically, address whether you believe these entities qualify for scope exceptions under paragraph 4(h) of FIN 46(R).

Parking Revenue, page 46
6. We note gains on sales of parking contracts and development fees are included in parking revenues. Although the parking contracts and development fees are revenue-producing, the resulting gains (losses) on sale of these assets should not be classified as revenues, but reported as "other general expenses" or as a separate component within operating income on the consolidated statements of operations pursuant to Item 5-03(b)(6) of Regulation S-X. Refer to the guidance in footnote 68 in Staff Accounting Bulletin No. 104 (Topic 13.)

Note B: Net Income per Common Share, page 49
7. In accordance with paragraph 40(c) of SFAS 128, please disclose the amount of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, as it is antidilutive to the period(s) presented.

Note C: Special Charges, page 49
8. Your disclosure is unclear why some of the costs are classified as special charges. For example, the charges related to terminations of key management personnel and regional administrative personnel appear to be costs incurred in the normal course of business. In future filings, please clarify your disclosure or revise as appropriate. Refer to SAB 100 for further guidance.

Other
9. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *

      Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Patrick Kuhn at 202-824-5330 with any questions. You may also contact Joe Foti at 202-942-1952 or the undersigned at 202-942-1907 with any concerns as we supervised the review of your filing.

								Sincerely,


								Michael Fay
								Branch Chief


Standard Parking Corporation
April 11, 2005
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